September 15, 2017
Heath D. Linsky
VIA EDGAR	(404) 504-7691
hdl@mmmlaw.com
Mr. Coy Garrison	www.mmmlaw.com
Special Counsel
100 F Street, NE
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, DC 20549

Re:	Procaccianti Hotel REIT, Inc.

File Number: 333-217578

Dear Mr. Garrison:

On behalf of Procaccianti Hotel REIT, Inc. (the “Company”), please find transmitted herewith for filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 1, 2017, in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed principally in response to the comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated June 2, 2017. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the prospectus portion (the “Prospectus”) of the Registration Statement.

General:

Comment 1:     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:        The Company confirms that, as of the date of this letter, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company hereby undertakes to provide the Staff with copies of such written communications or research reports to the extent they are generated and used in connection with this offering.

Comment 2:     Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must forth a balanced presentation of the risks and rewards to investors and should not contained any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the offering.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Washington, DC • Raleigh-Duham • Savannah
International Marketing Office: Beijing

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 2

Response:         The Company confirms that it will provide the Staff with all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including materials intended for broker-dealer use only, prior to the use of such sales materials.

Comment 3:     Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:         The Company acknowledges that it is responsible for analyzing the applicability of tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share repurchase program. The Company will contact the Division Office of Mergers and Acquisitions if it has any questions regarding whether the Company’s share repurchase program is consistent with relief previously granted by the Division of Corporation Finance.

Comment 4:     We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with the class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:         The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share repurchase program. The Company will contact the Division’s Office of Trading and Markets if it has any questions regarding whether the Company’s share repurchase program is consistent with relief previously granted by the Division of Market Regulation.

Comment 5:     We note that you have registered $552,375,000 in shares of common stock on this registration statement and that you “reserve the right to reallocate the shares of common stock we are offering among the different share classes.” However, we also note that the divided rights and rights upon your liquidation, winding-up, and dissolution differ for your Class I, Class K, and Class T shares when compared to our Class A shares. Please revise your filing to register the Class A shares separately from the Class I, Class K, and Class T shares or provide us with your analysis as to why the share classes are not separate classes of securities.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 3

Response:         In response to the Staff’s comment, the Company revised its filing to provide that it may only reallocate the amount of Class I shares (“I Shares”), Class K shares (“K Shares”) and Class T shares (“T Shares”) being offered among the I Shares, K Shares and T Shares registered, and to separately register Class A shares (“A Shares”), which may not be reallocated among the other classes registered.

Comment 6:     We note that you refer to your Class A common stock as “common shares.” We also note that your Class I, Class K, and Class T shares are classes of common stock. Please rename your references to Class A common stock throughout your filing to avoid confusion.

Response:          In response to the Staff’s comment, the Company renamed shares of Class A common stock to “A Shares” in the Registration Statement and no longer refers to such shares as “common shares.”

Prospectus Cover Page

Comment 7:     Please revise your prospectus cover page to provide a brief description of the differences in rights between the Class I, Class K, and Class T shares as compared to the Class A shares.

Response:        In response to the Staff’s comment, the Company revised the prospectus cover page to include a cross-reference to the section “Description of Capital Stock” for a description of the differences in rights between the share classes. The Company believes that additional disclosure on the prospectus summary page would not be consistent with the requirement that the prospectus cover page appear on a single page in appropriate font size pursuant to Rule 420(a) of the Securities Act.

Questions and Answers About this Offering, page 1

Why are you offering four classes of common stock, and what are the similarities and differences among the classes?, page 10

Comment 8.       We note your disclosure in footnote 2 on page 11 regarding the estimated length of time during which the stockholder servicing fee may be paid based on certain assumptions. Please revise to disclose the estimated maximum amount of such fee based on the same assumptions.

Response:          In response to the Staff’s comment, the Company revised its disclosure in footnote (2) of the Question and Answer entitled “Why are you offering four classes of common stock, and what are the similarities and differences among the classes?” on page 12 of the Prospectus to provide the estimated maximum amount of the stockholder servicing fees that may be paid in connection with an individual T Share based on the estimated maximum length of time that the stockholder servicing fee may be paid with respect to a T Share. The Company notes to the Staff that the stockholder servicing fee will be funded with proceeds from A Shares, and will not be funded with proceeds from T Shares.

Prospectus Summary, page 24

Summary Risk Factors, page 29

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 4

Comment 9.     Your disclosure indicates that this is a “blind pool” offering because you have not yet identified all of the properties to acquire with the offering proceeds. Please clarify whether you have identified any properties that you intend to acquire.

Response:         In response to the Staff’s comment, the Company updated the disclosure on page 20 of the Prospectus in the section captioned “Questions and Answers About This Offering – What will you do with the money you raise in this offering” and the risk factor entitled “Because this is a ‘blind pool’ offering, you will not have the opportunity to evaluate our investments before we make them, which makes an investment in us more speculative” beginning on page 57 of the Prospectus to provide that the Company has identified two potential acquisitions that the Company does not deem “reasonably probable” at this time.

Comment 10:   Related to the comment above, if any properties or other investments have been identified as targets for acquisition, identify the properties/investments and provide all required financial statements and related disclosures.

Response:        The Company respectfully advises the Staff that it has evaluated factors regarding the two potential acquisitions identified in the “Questions and Answers About This Offering” section and “Risk Factors” section, and does not deem the two potential acquisitions “reasonably probable” at this time. The Company revised its disclosure in all appropriate places accordingly.

Comment 11:  Please revise your chart on page 34 to disclose the percentage ownership your affiliates will have in the registrant.

Response:          The Company revised the organizational structure chart on page 34 of the “Prospectus Summary” section of the Prospectus and on page 165 of the section captioned “Conflicts of Interest” to disclose the percentage ownership of each of the Company’s affiliates.

Compensation to Our Advisor and its Affiliates, page 35

Comment 12:   We note your disclosure in this table and in the Management Compensation section that the estimated maximum amounts of certain fees assume “the target maximum of $500,000,000 in K Shares.” Please clarify whether these calculations assume the maximum sale of $500,000,000 in Class K, Class I, and Class T shares.

Response:          The Company confirms that, in order to provide the maximum amount of selling commissions, dealer manager fees and other organization and offering expenses that may potentially be paid in connection with the offering, the calculations provided in the “Management Compensation” section of the Prospectus relating to the maximum amounts of selling commissions, dealer manager fees and other organization and offering expenses assume that a maximum amount of $500,000,000 in K Shares are sold in the primary offering and $25,000,000 in A Shares are sold to retail investors pay the related selling commissions, dealer manager fees and other organization and offering expenses. The Company revised the disclosure in the section captioned “Prospectus Summary – Compensation to Our Advisor and its Affiliates” beginning on page 35 of the Prospectus and the “Management Compensation” table beginning on page 136 of the Prospectus to clarify these assumptions. It is not possible to determine how many K Shares, I Shares, T Shares and A Shares would be sold if the maximum offering is met, and the Company believes that arbitrarily assigning a number of shares sold for each class would be potentially misleading to investors.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 5

Comment 13:   We note that the Service Provider will be entitled to certain types of compensation by virtue of its ownership of Class B shares and Class A shares. For each applicable type of compensation, please identify the Service Provider as one of the recipients in the first column of your fee table and provide estimates of such fees in the third column of your fee table. Please also clarify, if true, that the Advisor, not the registrant, is responsible for paying all fees due to the Service Provider pursuant to the Services Agreement.

Response:          The Company revised the disclosure in the section captioned “Prospectus Summary – Compensation to Our Advisor and its Affiliates” beginning on page 35 of the Prospectus and the “Management Compensation” table beginning on page 136 to identify the fees and cash distributions that S2K Servicing LLC (the “Service Provider”) is entitled to receive by virtue of its ownership of Class B shares (“B Shares”) and A Shares. Pursuant to the Services Agreement by and among the Service Provider, Procaccianti Hotel Advisors, LLC (the “Advisor”) and the Company, the Advisor is responsible for paying the Service Provider all cash compensation the Service Provider is entitled to receive under the Services Agreement. However, in certain instances (upon a listing of the Company’s stock and upon a termination of the Advisory Agreement upon the Company’s merger or acquisition) the Services Agreement provides that the portion of the fees payable to the Service Provider may be paid by the Company directly (e.g., in the form of a promissory note or in shares of the listed stock). Pursuant to the Company’s charter and the terms of the B Shares, the Company will pay the Service Provider, as the holder of the B Shares, certain amounts of the cash available for distribution by the Company. In addition, the Company revised its disclosure in the section captioned “Prospectus Summary – Compensation to Our Advisor and its Affiliates” beginning on page 35 of the Prospectus and the “Management Compensation” table beginning on page 136 to clarify such payment obligations.

Comment 14:   We note that by virtue of ownership of Class A shares, the Advisor, its affiliates, and the Service Provider may be entitled to “common ordinary dividends” and payment in full of the stated value of all outstanding Class A shares upon liquidation. Please revise your compensation table to reflect such participation in dividends and liquidation by the Advisor, its affiliates, and the Service Provider.

Response:          The Company refers the staff to the section captioned “Management Compensation – Participation in Excess Cash – Our Advisor, Our Service Provider or their affiliates” on page 142 of the Prospectus, which provides the terms upon which “excess cash” as defined on page 143 of the Prospectus could be distributed to holders of A Shares (including the Advisor, Service Provider or their affiliates as holders of A Shares). The holders of A Shares will be entitled to receive a special dividend equal to 37.5% of such excess cash (pro rata based on the number of A Shares) (unless all such A Shares previously have been repurchased because of a Non-Cause Advisory Termination (as defined in the Prospectus)). Further, the Company refers the Staff to the section captioned “Management Compensation - Participation in Remaining Liquidation Cash – Our Advisor, Our Service Provider or their affiliates” on page 145 of the Prospectus, which provides the terms upon which remaining liquidation cash would be distributed as a special dividend upon a liquidation event to the Company’s stockholders. As disclosed in such section, holders of A Shares are entitled to receive an amount equal to 37.5% of remaining liquidation cash after holders of I Shares, K Shares, T Shares and any parity securities and holders of B Shares have received any remaining liquidation cash. The definition of “remaining liquidation cash,” as disclosed on page 145 of the Prospectus, provides that holders of A Shares would not receive common ordinary dividends until payment of (i) all of the Company’s debt and liabilities, limited, in the case of non-recourse liabilities secured by properties, to the value of those properties, and excluding liabilities for the payment of deferred asset management fees, acquisition fees, and disposition fees (and any interest accrued thereon); (ii) the liquidation preference on all outstanding I Shares, K Shares, T Shares and any parity securities; (iii) the full asset management fees, including any deferred amounts and any interest accrued thereon; (iv) the full acquisition fees and disposition fees, including any interest accrued thereon. Further, holders of A Shares may not receive the payment in full of the stated value of all outstanding A Shares until the Company has paid all amounts described in the preceding sentence.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 6

In addition, in the section captioned “Management Compensation – Payment Upon an M&A Transaction – Our Advisor, Our Service Provider or their affiliates” on page 148 of the Prospectus, the Company provides that “to the extent the merger or acquisition consideration was at least equal to the liquidation preference due on the outstanding I Shares, K Shares, T Shares and any parity securities plus deferred fees and interest thereon, the holders of common shares (including our advisor and its affiliates holding common shares) would be entitled to receive a portion of merger or acquisition consideration equal to any accrued common ordinary dividends on the A Shares, limited to the excess of such consideration over the sum of the liquidation preference due on the outstanding I Shares, K Shares, T Shares and any parity securities, plus deferred fees and interest thereon.”

The section captioned “Management Compensation – Payment upon Other Advisory Agreement Termination – Our Advisor and its affiliates” on page 150 of the Prospectus also provides that the Company would be obligated to repurchase A Shares upon the non-renewal or termination of the advisory agreement without “cause” for an amount equal to the greater of (1) any accrued common ordinary dividends on the A Shares plus the stated value of the outstanding A Shares or (2) the amount the holders of A Shares would be entitled to receive if the Company liquidated and received net liquidation proceeds equal to the fair market value as determined by an appraisal.

The four sections referenced above by the Company in this response address all of the participation rights of holders of A Shares in the event of a liquidation, merger and acquisition or termination of the advisory agreement amounts of “excess cash” (as defined in the Prospectus) holders of A Shares may receive. To clarify, the Company revised these sections in each case to provide that the Advisor, the Service Provider or their affiliates would be entitled to receive these amounts as holders of A Shares. Further, the section captioned “Description of Capital Stock –Class A Shares – Dividend Rights” on page 180 of the Prospectus provides that the dividend rights of Class A stockholders are subordinate to the dividend rights of Class I stockholders, Class K stockholders, Class T stockholders and holders of any parity securities. The Company does not believe that such dividend rights should be disclosed in the “Management Compensation” section of the Prospectus as they are not compensation to affiliates.

Risk Factors, page 53

Risks Related to Conflicts of Interest, page 70

There are significant potential conflicts of interest that could affect our investment returns, page 70

Comment 15:  We note your disclosure that your investment objectives may overlap with the investment objectives of affiliated investment funds, accounts or other investment vehicles. Please clarify whether any such conflicts currently exist and provide the size of any competing programs, if applicable.

Response:          The Company’s primary investment focus of acquiring existing select-service, extended-stay and compact full service hotel properties throughout the United States differs from that of the investment funds, accounts or other investment vehicles that are managed by Procaccianti Companies or its affiliates. However, to the extent that an investment opportunity becomes suitable for such affiliated investment fund, account or investment vehicle, the Company’s board of directors has a duty to ensure that the Advisor and its affiliates fairly apply the method for allocating investment opportunities among such programs in accordance with the Company’s Allocation Policy, which is described on page 161 of the “Conflicts of Interest – Allocation Policy” section of the Prospectus.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 7

Estimated Use of Proceeds, page 96

Comment 16: Please revise this section to provide separate tables for each share class being sold pursuant to this registration statement.

Response:         The Company respectfully believes that creating separate tables for each share class would be confusing to investors and that a side-by-side comparison of the use of proceeds for each class in one table is more appropriate and consistent with disclosure of other non-traded REITs.

Comment 17:    We note that your “net proceeds available for investment” row does not reduce the gross offering proceeds of Class I, Class K, and Class T shares by the selling commissions, dealer manager fees, stockholder servicing fee, and organization and offering expenses payable on such shares because the fees will be paid from the proceeds of the sale of Class A shares. However, we note that over time, purchasers of Class A shares may be repaid for their investment through subordinated rights to your cash flow from operations in the form of dividends and to the stated value of Class A shares in the event of a liquidation or similar transaction. As the economic rights associated with Class A shares are a cost to your business, it is our view that the fees payable on Class I, Class K, and Class T shares should be reflected in the Use of Proceeds tables. Please deduct the fees payable on Class I, Class K, and Class T shares in computing the “net proceeds available for investment” in your tabular disclosure.

Response:         The Company intends to use the proceeds from A Shares to fund underwriting compensation and other organization and offering expenses associated with I Shares, K Shares and T Shares and the difference between $10.00 and the $9.50 per share initial purchase price of I Shares. The Company also intends to use all of the proceeds from A Shares to fund the difference between any discounted purchase price and the initial purchase price of I Shares, K Shares and T shares (excluding volume discount purchases). As noted on page 97 of the section of the Prospectus captioned “Estimated Use of Proceeds”, in some cases, particularly early in the life of the Company, in order to finance the acquisitions of properties, the Company may use the proceeds from the sale of A Shares to the Advisor, the Service Provider, or their affiliates to acquire properties, and to the extent the Company uses proceeds from the sale of A Shares to acquire properties, the Company expects to use the same amount of proceeds from the sale of I Shares, K Shares and T Shares to pay for organization and offering expenses. Because the Company intends to only use proceeds from the sale of I Shares, K Shares and T Shares to acquire properties, the table in the “Estimated Use of Proceeds” section does not reflect the possible use of proceeds in the manner described above. Therefore, the table in the “Estimated Use of Proceeds” section assumes that no proceeds from A shares will be available to invest in properties, and that the Company will use all of the proceeds from the sale of I Shares, K Shares and T Shares to invest in properties. The Company revised the table in the “Estimated Use of Proceeds” section beginning on page 98 of the Prospectus to show the expenses and fees that would be paid with proceeds of I Shares, K Shares and T Shares and to deduct the support for funding of such expenses and fees from the proceeds of A Shares.

Comment 18: We note that in order to make the net proceeds available for investment equal $10.00 per Class I share, you have added proceeds from the sale of Class A shares to the gross offering proceeds from the sale of Class I shares. Please tell us why you believe it is appropriate to allocate proceeds from the sale of Class A shares to the gross proceeds of the sale of Class I shares in the use of proceeds table. Please also address why it is appropriate for investors to pay $9.50 per Class I share, yet receive a customer account statement indicating that the value per Class I Share is $10.00, per your disclosure on page 22.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 8

Response: The Company notes that proceeds from the sale of A Shares are used to cover the difference between the $9.50 per share price of I Shares and $10.00 in order for net proceeds available for investment with respect to I Shares to equal $10.00 per I Share. Because the net proceeds available for investment per I Share will equal $10.00, the Company believes that it is appropriate for the customer account statements of investors in I Shares to reflect $10.00 as the initial net asset value per share. Further, since proceeds from A Shares are used to cover the difference between $10.00 and the $9.50 per share price of I Shares, the Company allocated the estimated amount of A Share proceeds in the “Estimated Use of Proceeds” table that would be necessary to cover such difference assuming that 22.63% of the gross offering proceeds from the primary offering come from the sale of I Shares.

Investment Objectives, Strategy, and Policies, page 108

Estimated NAV calculation, page 116

Valuations, page 116

Comment 19:   We note your disclosure on page 116 that prior to providing an estimated NAV based on the value of your assets, “in the event of any voluntary or involuntary liquidation, dissolution or winding up of us…then such assets…will be distributed between the holder of I Shares, K Shares, T shares and common shares ratably in proportion to the respective NAV for each class.” However, this appears to be inconsistent with your disclosure on page 14 regarding how your liquidation proceeds are to be distributed. Please revise for consistency or explain to us why the two disclosures are appropriate.

Response:         The Company revised the disclosure in the section captioned “Investment Objectives, Strategy and Policies – Estimated NAV Calculation” beginning on page 117 of the Prospectus relating to distributions in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company prior to the Company’s calculation of an estimated NAV per share to be consistent with the disclosure regarding distributions in the “Questions and Answers About This Offering” section of the Prospectus.

Comment 20:    We note your disclosure on page 117 that once you are required to provide an estimated NAV per share, your board will consider the input of your advisor, our audit committee, and “if engaged by our board of directors, one or more independent valuation firms.” Please confirm to us that your board will engage an independent valuation firm when calculating an estimated NAV per share.

Response:         The Company notes that it expects to engage an independent valuation firm in calculating its estimated NAV per share, and revised the disclosure in the sections captioned “Questions and Answers About This Offering – When will you calculate the company’s net asset value” and “Investment Objectives, Strategy and Policies – Estimated NAV Calculation” on pages 22 and 118 of the Prospectus, respectively.

Comment 21:     We note your disclosure that following the calculation and allocation of changes in aggregate NAV, the NAV for each class will be adjusted for accrued dividends to determine NAV. Please clarify whether this class-specific adjustment will take into account the different dividend rights associated with each share class. Please also explain whether the NAV for each class will be adjusted according to the different liquidation rights associated with each share class.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 9

Response:         The Company revised the disclosure on page 118 of the “Investment Objectives, Strategy and Policies – Estimated NAV Calculation” section of the Prospectus to clarify that the Company will first calculate an aggregate NAV based on the estimated value of the Company’s assets and liabilities.  Following the calculation of the aggregate NAV, the Company will prepare an estimated NAV for each share class that will take into account the different dividend rights (including accrued but unpaid dividends, to the extent not accounted for) and liquidation rights associated with each share class.  The Company notes that the I Shares, K Shares and T Shares rank pari passu to each other and rank senior to the A Shares and B Shares with respect to dividend rights and liquidation rights.

Comment 22:    We note your disclosure that the selling commissions, dealer manager fee, and stockholder servicing fee will have no effect on the NAV of any class. Please tell us how you determined that payment of these fees from the proceeds of Class A shares will have no effect on the NAV of any class.

Response:          The Company revised its disclosure in the section captioned “Investment Objectives, Strategy and Policies – Estimated NAV Calculation” on page 118 of the Prospectus to provide that the selling commissions, dealer manager fee and stockholder servicing fee will have no effect on the NAV of the I Shares, K Shares or T Shares. However, because all of the proceeds of A Shares are used to fund payment of the selling commissions, dealer manager fee and stockholder servicing fee, the NAV of A Shares will be impacted.

Management, page 122

Key Executives of the Sponsor and Advisor, page 127

Comment 23:   Please identify all positions held by the key executives of your Sponsor and Advisor at TPG Hotels and Resort, Inc.

Response:         The Company revised its disclosure on page 128 of “Management” section of the Prospectus to identify all positions held by the key executives of the Company’s Sponsor and Advisor at TPG Hotels and Resort, Inc.

Service Provider, page 155

Comment 24:    We note your disclosure that in the event of termination of the Services Agreement, the Advisor will have the right and obligation to purchase a variable number of Class B Shares and make other payments to the Service Provider, depending on a number of factors. Please provide more detail on this arrangement. Please also disclose whether the Advisor may seek reimbursement from you for any payments made to the Service Provider in the event of termination of the Services Agreement.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 10

Response:         The Company updated pages 156 through 157 of the section captioned “Conflicts of Interest – Service Provider” to provide that, upon the termination of the Services Agreement under various scenarios, the Advisor will purchase from the Service Provider (the “B Share Repurchase”), without the need for any additional agreements or actions, a variable portion of the B Shares held by the Service Provider for an aggregate purchase price of $1,000, with the size of the B Share Repurchase varying based upon the reason for the termination and the terms of the Services Agreement, but never exceeding 100,000 B Shares.  Further, upon a termination of the Services Agreement, the Service Provider generally will be required to return to the Advisor an amount of the “excess cash” dividends (as defined in the prospectus) attributable to the B Shares that the Service Provider received from the Company equal to (a) the aggregate amount of excess cash that the Service Provider had received from the Company as of the date of such termination, less (b) the amount of excess cash attributable to the number of B Shares that the Service Provider would have owned as of the date of such termination, assuming that as of the date of such termination the Company had purchased from the Service Provider a variable portion of the total B Shares, with the portion of the B Shares assumed to be purchased varying based upon the reasons for the termination of the Services Agreement and additional terms of the Services Agreement. For example, upon termination of the Services Agreement by the Advisor for “cause” (which is defined to include, among other things, fraudulent, criminal or willful misconduct by Service Provider), the Advisor will purchase from the Service Provider 100,000 of the B Shares held by the Service Provider for an aggregate purchase price of $1,000, and the Service Provider will pay the Advisor an amount in cash equal to: (x) the aggregate amount of excess cash the Service Provider received from the Company as of the date of such for cause termination, less (y) the amount of excess cash attributable to the number of B Shares that the Service Provider would have owned as of the date of such for cause termination, assuming that as of the date of such for cause termination the Company had purchased from the Service Provider a portion of the B Shares originally issued to the Service Provider (with the portion of B Shares assumed to be so purchased established based upon the gross public offering proceeds raised as of the date of such termination). Further, upon a termination of the Services Agreement for cause, the Advisor will pay the Service Provider all fees due and payable (but not yet paid) to the Service Provider as of the date of such termination, and the Service Provider will also be entitled to payment of certain unreimbursed expenses as of the date of such termination. The Company updated the “Management – Service Provider” section of the Prospectus to provide that the Advisor may not seek reimbursement from the Company in order to make any payments to the Service Provider in the event of termination of the Services Agreement.

Service Provider’s Backstop Obligation to Purchase Common Shares, page 179

Comment 25:    We note that your Advisor’s obligation to purchase Class A shares is subject to the proceeds available from the sale of Class A shares to the public in this offering. Please revise to explain the timing and frequency of the Advisor’s purchase of Class A shares during this continuous offering. Please also explain the timing and frequency of the Service Provider’s purchase of Class A shares, once its obligation to purchase up to $2.5 million Class A shares is triggered.

Response:         The Company notes to the Staff that the Advisor and, once its obligation is triggered, Service Provider, or their affiliates, each will purchase A Shares as needed (but on no less than a quarterly basis) in order to provide the Company with funds sufficient to pay the selling commissions, dealer manager fees, stockholder servicing fees, the difference between $10.00 per share and the $9.50 per share initial purchase price of I Shares purchased in the primary offering, the difference between any discounted purchase price and the initial offering price of I Shares, K Shares and T Shares (excluding volume discount purchases), and other organization and offering expenses related to the I Shares, K Shares and T Shares in the offering, to the extent proceeds from the sale of A Shares sold in the offering does not provide sufficient proceeds to pay such organization and offering expenses. The Company has updated the disclosure on page 158 of the “Management” section of the Prospectus to disclose the timing and frequency of each of the Advisor’s and Service Provider’s obligation to purchase A Shares.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 11

Item 33. Recent Sale of Unregistered Securities, II-1

Comment 26:   We note your disclosure regarding your private offering of Class K shares and Units comprised of four Class K shares and one Class A share. Please revise to disclose the price per Class K share and price per Unit sold in the private offering, as well as the underwriting compensation paid to S2K Financial LLC pursuant to the private offering. Please also disclose the net offering proceeds and the quantity of Units and Class K shares sold.

Response:         The Company updated the disclosure regarding its private offering in Item 33 of Part II - “Information Not Required In Prospectus” to describe the price per K Shares and price per Unit in the private offering, as well as the underwriting compensation paid to S2K Financial LLC pursuant to the private offering. In addition, the Company disclosed the net offering proceeds and quantity of Units and K Shares sold as of the most recent practicable date.

Index to Financial Statements, page F-1

Comment 27:    Please amend your filing to include the required audited financial statements.

Response:         The Company included the required audited financial statements in the Pre-Effective Amendment.

Appendix A

Comment 28:   Please revise Tables I, III, and IV to note that the investment objectives of the programs are not similar to those of the registrant and to briefly describe those investment objectives, consistent with your disclosure on page 173.

Response:         The Company revised Tables I, III and IV to describe the investment objectives of the investment programs and to note that these are not similar to the Company’s investment objectives.

Comment 29:    Please tell us why you have not disclosed on a GAAP basis any amounts in the “investment income” and “return of capital” rows to Table III.

Response:         The Company revised Table III in Appendix A, which includes the “investment income” and “return of capital” rows.

Exhibit Index

Comment 30:    Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

Morris, Manning & Martin, LLP

Mr. Coy Garrison
September 15, 2017
Page 12

Response:         The Company acknowledges the Staff’s comment and will file all required exhibits as promptly as possible. The Company is supplementally providing a draft legal opinion and draft tax opinion herewith as Exhibit A and Exhibit B, respectively.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 364-3170.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky, Esq.

cc:	Mary Katherine Rawls, Esq.
Ron Hadar